SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 4 )


                            BREED TECHNOLOGIES, INC.
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

              Date of Event Which Requires Filing of this Statement
                                December 31, 1998

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed

                                 X Rule 13d-2(b)
                                    106702103
                                 (CUSIP NUMBER)

1)       Name of Reporting                       Pioneer
         Person                                  Investment
                                                 Management Inc.
         IRS Identification                      13-1961193
         No. of Above                             (a/k/a/ Pioneering
                                                 Management Corp.)

2)       Check the Appropriate Box               (a)
         of A Member of  Group
         (See Instructions)                      (b)  X

3)       SEC Use Only

4)       Citizenship of Place of
         Organization                            Delaware

         Number of                               (5)  Sole Voting       1924700
         Shares                                  Power
         Beneficially Owned                      (6)  Shared Voting     0
                                                 Power
         by Each Reporting
         Person With                             (7)  Sole Dispositive  1924700
                                                       Power

                                                 (8)  Shared            0
                                                 Dispositive
                                                        Power

9)       Aggregate Amount Beneficially           1924700
         Owned by Each
         Reporting Person

10       Check if the aggregate
         Amount in Row  (9) Exclude Certain
         Shares (See
         Instructions)

11       Percent of Class Represented
         By Amount in Row 9.                     5.22%

12)      Type of Reporting
         Person (See Instructions)               IA

Item 1(a)         Name of Issuer.

                  BREED TECHNOLOGIES, INC.

Item 1(b)         Address of Issuer's Principal Executive Office's

                  Mr.Frank J. GeniciChief Accounting Officer
                  BREED TECHNOLOGIES, INC.
                  5300 Old Tampa Highway
                  Lakeland,  FL   33811

Item 2(a)         Name of Person Filing.

                  Pioneer Investment Management, Inc. a/k/a/
                  Pioneering Management Corporation

Item 2(b)         Address of Principal Business Office:

                  60 State Street, Boston, MA 02109

Item 2(c)         Citizenship:

State Of Delaware             Pioneer Investment Management, Inc. a/k/a
                              Pioneering Management Corp..

Item 2(d)         Title of Class of Securities.

                  Common Stock

Item 2(e)         CUSIP Number.

                  106702103

Item 3 The person filing this statement pursuant to Rule 13-1(b) or 13d-2 is:

                  (d) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership

(a)        Amount Beneficially Owned                                     1924700

(b)        Percent of Class                                              5.22%


(c)      Number of shares as to which such person has

         (i)      sole power to vote or to direct the vote             1924700

         (ii)     shared power to vote or to direct vote               0

         (iii) sole power to dispose or to direct disposition of 1924700

         (iv)     shared power to dispose or to direct disposition     0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date Hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here:



Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.



                  January 8, 1998
                  Date




                  /s/Robert P. Nault
                  Signature


         Robert P. Nault
         Assistant Secretary
         Type Name and Title